Mail Stop 0610

		June 17, 2005

Via U.S. Mail and Facsimile to (763) 479-5395

Thomas Paulson
Chief Financial Officer
Innovex, Inc.
5540 Pioneer Creek Drive
Maple Plain, MN 55359


	Re:	Innovex, Inc.
		Form 10-SBK for Fiscal Year Ended September 30, 2004 Forms 10-Q for Fiscal Quarters Ended December 31, 2005 and
March 31, 2005
      File No. 000-14143

Dear Mr. Paulson:

      We have reviewed your response and have the following comments.
We have limited our review to only your financial statements and related disclosures and will make no further review of your documents. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.





Form 10-KSB for the Fiscal Year Ended September 30, 2004

Item 1. Business, page 1

Research and Development, page 5

1. Please refer to prior comment 1. We note your response that you do not feel the requirements of FIN 46(R) would alter your accounting for your investment in AKI. Please provide us detail and support for your following conclusions:

* Equity investors in AKI do have controlling financial interest in the entity.
* Controlling financial interest is not achieved through other arrangements, such as your license agreement.
* AKI has sufficient equity at risk to finance its activities without additional financing from you.
* That your arrangements and activities do not create any explicit or implicit guarantees.

Form 10-QSB for the Fiscal Quarter Ended March 31, 2005

Part 1: Item 1: Financial Statements, page 3

Note 2 - Restructuring Charges, page 6

2. Please refer to prior comment 5. We note that your response appeared to adequately address our comment, however, upon review of your March 31, 2005 Form 10-QSB, it appears you did not provide the additional disclosure as requested. Accordingly, please confirm that you will provide the previously requested disclosures in your future filings.

Part 1: Item 2: Management`s Discussion and Analysis of Financial
Condition and Results of Operations, page 9

Cost and Expenses, page 10

3. Please refer to prior comment 6. We note that your response appeared to adequately address our comment, however, upon review of your March 31, 2005 Form 10-QSB, it appears you did not provide the addition discussion as requested. Accordingly, please confirm that you will provide the previously requested disclosures in your future filings.

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter with your response that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please file your cover letter on EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.

      You may contact Kevin Kuhar, Staff Accountant, at (202) 551-3662 or me at (202) 551-3603 if you have questions regarding these comments. In this regard, do not hesitate to contact Angela
Crane,
Branch Chief at (202) 551-3554.



						Sincerely,



								Jay Webb
								Reviewing Accountant


Thomas Paulson
Innovex, Inc.
June 17, 2005
Page 1